Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

4 February 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Zeus -1: 4th February 2009

MEO Australia Limited, the operator for WA-361-P, has advised the following update in relation to Zeus -1, being drilled in WA-361-P in the Carnarvon Basin, offshore Western Australia.

Progress to 0600 hrs WSDST

Since the last report, the rig was secured and moved 18m off location to ride out the storm subsequently named Tropical Cyclone Dominic. A total of 5.5 days was lost due to cyclone risk and a seal failure on the Blow Out Preventer (BOP).

Drilling operations resumed in the 12 ¼" hole over the weekend and at 0730 on 3 February, 2009 had progressed according to prognosis to a depth of 2380m. The Bureau of Meteorology advised that a rapidly forming tropical low pressure system is expected to have a >50% chance of forming a Tropical Cyclone by Thursday. On this basis the rig was subsequently secured and de-manning operations have been completed as a precautionary measure while the formation of the tropical low is being closely monitored. Re-manning will commence and drilling operations will resume once the cyclone threat has dissipated.

Zeus -1 will test a complex structural/ stratigraphic play that has Legendre Sandstones as the primary target.

The participants in WA-361-P are:

North West Shelf Exploration Pty Ltd (*Wholly owned subsidiary of MEO Australia Limited*)	35%
Resource Development International Limited	35%
Cue Exploration Pty Ltd	15%
Gascorp Australia Pty Ltd	15%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4th February 2009

END